Filed by Northfield Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Northfield Bancorp, Inc.
File No. 001-33732
Company Contact:
Steven M. Klein
Chief Operating and Financial Officer
Tel: (732) 499-7200 ext. 2510

NORTHFIELD BANCORP, INC. COMPLETES SUBSCRIPTION AND COMMUNITY OFFERING

Woodbridge, New Jersey, January 7, 2013 — Northfield Bancorp, Inc., a federal corporation (the “Company”) (NasdaqGS: NFBK-News), announced today that Northfield Bancorp, Inc., a Delaware corporation (“Northfield”), has completed the subscription and community offering being conducted in connection with the Company’s proposed conversion from the mutual holding company to the stock holding company form of organization.  Based on preliminary figures, Northfield received orders for approximately $355 million of common stock, which is slightly below the midpoint of the offering range of $365 million.

Based on the results of the subscription and community offering, the Company will not conduct a syndicated community offering or firm commitment public offering.  The closing of the conversion and offering remains subject to approval by the Company’s shareholders at a meeting scheduled for January 24, 2013, as well as customary regulatory approvals.  Subject to receipt of those approvals, the Company anticipates closing the conversion and offering as soon as practicable following the shareholder meeting.

This press release contains certain forward-looking statements about the conversion and reorganization.  Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.”  Forward-looking statements, by their nature, are subject to risks and uncertainties.  Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and reorganization, changes in general economic conditions or conditions within the securities markets, confirmation of final offering proceeds, and legislative and regulatory changes that could adversely affect our business.

The Company has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission.  Stockholders of the Company are urged to read the proxy statement/prospectus because it contains important information.  Investors are able to obtain all documents filed with the Securities and Exchange Commission by the Company and Northfield free of charge at the Securities and Exchange Commission’s website, www.sec.gov. In addition, documents filed with the Securities and Exchange Commission by the Company and Northfield are available free of charge from the Corporate Secretary of the Company at 581 Main Street, Suite 810, Woodbridge, New Jersey 07095, Attention: Corporate Secretary.

The directors, executive officers, and certain other members of management and employees of the Company are participants in the solicitation of proxies in favor of the conversion from the stockholders of the Company  Information about the directors and executive officers of the Company is included in the proxy statement/prospectus filed with the Securities and Exchange Commission.

This press release is neither an offer to sell nor a solicitation of an offer to buy common stock.  The offer is made only by the prospectus when accompanied by a stock order form.  The shares of common stock of Northfield are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.